Exhibit 10(a)

CLECO CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT
(Level 2 – Form B with a Principal Employer)

THIS AGREEMENT (the "Agreement") is entered into by and between **William G. Fontenot** ("Executive") Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), and each of its subsidiaries and affiliates. Cleco Corporation and each of its subsidiaries and affiliates shall act as Executive's principal employer (the "Principal Employer"). This agreement is intended to amend and restate, with the exception of the term defined therein, that certain Executive Severance Agreement between **Cleco Marketing & Trading LLC** and Executive, initially effective as of July 28, 2000.

1. EMPLOYMENT AND TERM

1.1   Position. The Principal Employer shall employ and retain Executive as its **General Manager – Contracts & Analysis** or in such other capacity or capacities as shall be mutually agreed upon, from time to time, by Executive and the Principal Employer (or the Company, as the case may be), and Executive agrees to be so employed, subject to the terms and conditions set forth herein. References herein to the Company shall be deemed to include Executive's Principal Employer, unless the context clearly indicates to the contrary.

Executive's duties and responsibilities shall be those assigned to him or her, from time to time, by the Chief Financial Officer of the Company and shall include such duties as are the type and nature normally assigned to similar executive or senior officers of a corporation of the size, type and stature of the Principal Employer. Executive shall report to the Chief Financial Officer of the Company.

1.2   Full Time and Attention. During the term of this Agreement and any extensions or renewals thereof, Executive shall devote his or her full time, attention and energies to the business of the Company and will not, without the prior written consent of the Chief Executive Officer of the Company, be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage.

Notwithstanding the foregoing, Executive shall not be prevented from (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage, (b) investing his or her personal assets in businesses which do not compete with the Company, provided that such investment will not require any services on the part of Executive in the operation of the affairs of the businesses in which investments are made and provided further that Executive's participation in such businesses is solely that of an investor, or (c) purchasing securities in any corporation whose securities are regularly traded, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company.

1.3   Term. Executive's employment under this Agreement shall commence as of July 28, 2000 (the "Effective Date"), and shall terminate on July 28, 2003 (such date or the last day of employment specified in any renewal or amendment hereof referred to herein as the "Termination Date") (the period commencing as of the Effective Date and ending as of the Termination Date referred to herein as the "Employment Term").

Commencing on the second anniversary of the Effective Date and each anniversary thereafter, Executive's Employment Term shall automatically be extended for an additional one-year period; provided, however, that either party may provide written notice to the other that the Employment Term will not be further extended, such notice to be provided not later than 30 days prior to the end of the then-current Employment Term.

2. COMPENSATION AND BENEFITS

2.1   Base Compensation. The Company shall pay Executive an annual salary equal to his or her annual base salary in effect as of the Effective Date, such amount shall be prorated and paid in equal installments in accordance with the Company's regular payroll practices and policies and shall be subject to applicable withholding and other applicable taxes (Executive's "Base Compensation"). Executive's Base Compensation shall be reviewed no less often than annually and may be increased or reduced by the Chief Executive Officer of the Company, in his sole discretion; provided, however, that Executive's Base Compensation may not be reduced at any time unless such reduction is part of a reduction in pay uniformly applicable to all similarly situated executives of the Company.

2.2   Annual Incentive Bonus. In addition to the foregoing, Executive shall be eligible for participation in the Annual Incentive Compensation Plan or similar bonus arrangement maintained by the Company or an Affiliate (as defined in Section 6.17) or such other bonus or incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (an "Incentive Bonus"). Such participation shall be in accordance with the specific terms and conditions of such plan.

2.3   Long-Term Incentives. In addition to the foregoing, Executive shall be eligible for participation in the 2000 Long-Term Incentive Compensation Plan maintained by the Company and such other long-term incentive plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (a "Long-Term Incentive"). Such participation shall be in accordance with the specific terms and conditions of such plan.

2.4   Supplemental Retirement Benefit. In addition to the foregoing, Executive shall be eligible to participate in the Supplemental Executive Retirement Plan maintained by Cleco Utility Group Inc. or such other supplemental retirement benefit plans which the Company or its Affiliates may adopt, from time to time, for similarly situated executives (the "Supplemental Plan"). Such participation shall be in accordance with the specific terms and conditions of such plan.

2.5   **Other Benefits.** During the term of this Agreement and in addition to the amounts otherwise provided herein, Executive shall participate in such plans, policies, and programs as may be maintained, from time to time, by the Company or its Affiliates for the benefit of similarly situated executives or employees, including, without limitation, profit sharing, life insurance, and group medical and other welfare benefit plans. Any such benefits shall be determined in accordance with the specific terms and conditions of the documents evidencing any such plans, policies, and programs.

2.6   **Reimbursement of Expenses.**   The Company shall reimburse Executive for such reasonable and necessary expenses as are incurred in carrying out his or her duties hereunder, consistent with the Company's standard policies and annual budget. The Company's obligation to reimburse Executive hereunder shall be contingent upon the presentment by Executive of an itemized accounting of such expenditures.

3. TERMINATION

3.1   **Termination Payments to Executive.** As set forth more fully in this Section 3 and except as provided in Section 3.3 and 3.8 hereof, Executive shall be paid the greater of the amounts or benefits set forth below or the amounts or benefits provided under the terms of the separate plan or arrangement maintained by the Company (or its Affiliates) on account of termination of employment hereunder:

a.   Executive's Base Compensation accrued but not yet paid as of the date of his or her termination.

b.   An amount equal to 100% of Executive's Base Compensation, determined at the time of termination, but immediately prior to any reduction in such compensation.

c.   An amount equal to Executive's Incentive Bonus, determined with respect to the year of his or her termination and prorated to reflect Executive's actual period of service during such year.

d.   An amount equal to Executive's Incentive Bonus, determined as the target amount for the year in which his or her termination of employment occurs.

e.   The Company shall, at the written request of Executive:

  i.   Purchase his or her principal residence if such residence is located within 60 miles of the business location Executive was assigned to prior to termination of employment (the "Principal Residence") for an amount equal to the greater of (1) the purchase price of such Principal Residence plus the documented cost of any capital improvements to the Principal Residence made by

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Executive, or (2) the fair market value of such Principal Residence as determined by the Company's usual relocation practice; and

ii.   Pay or reimburse Executive for the cost of relocating Executive, his or her family and their household goods and other personal property, in accordance with the Company's usual relocation practice, to any location in the continental United States.

Notwithstanding the foregoing, the Company shall not be obligated hereunder, unless, within 12 months after the termination of his or her employment with the Company (and its Affiliates), the Company is requested to purchase such Principal Residence and Executive has actually relocated from such geographic area.

f.   If Executive and/or his or her dependents elects to continue group medical coverage, within the meaning of Code Section 4980B(f)(2), with respect to a group health plan sponsored by the Company or an Affiliate (other than a health flexible spending account under a self-insured medical reimbursement plan described in Code Sections 125 and 105(h)), the Company shall pay the continuation coverage premium for the same type and level of group health plan coverage received by Executive and his or her electing dependents immediately prior to such termination of Executive's employment for the maximum period provided under Code Section 4980B or until the Executive secures other employment where group health insurance is provided, whichever period is shorter.

Except as expressly provided in Section 3.3 hereof, Executive shall also be entitled to receive such compensation or benefits as may be provided under the terms of a separate plan or agreement maintained by the Company (or its Affiliates) to the extent such compensation or benefits are not duplicative of the compensation or benefits described above.

3.2   Termination for Death or Disability. If Executive dies or becomes disabled during the Employment Term, this Agreement and Executive's employment hereunder shall immediately terminate and the Company's obligations hereunder shall automatically cease. In such event, the Company shall pay to Executive (or his or her estate) the compensation described in Sections 3.1a and the additional amount described in Section 3.1c hereof. Payment shall be made in the form of one or more single-sums as soon as practicable after Executive's death or disability or as and when such amounts are ascertainable.

For purposes of this Section 3.2, Executive shall generally be deemed "disabled" if he or she is actually receiving benefits or is eligible to receive benefits under the Company's (or an Affiliate's) separate long-term disability plan or he or she is actually receiving Social Security disability benefits. The Company shall determine whether Executive is disabled hereunder.

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3.3   Company's Termination for Cause. This Agreement and Executive's employment hereunder may be terminated by the Company on account of Cause. In such event, the Company shall pay to Executive the compensation described in Section 3.1a hereof. Payment shall be made in the form of a single-sum not later than three days after such termination. Notwithstanding any provision of this Agreement or any other plan, policy or agreement evidencing any other compensation arrangement or benefit payable to Executive, no additional amount shall be paid to Executive, except as may be required by law.

For purposes of this Agreement, "Cause" means that Executive has:

a.   Committed an intentional act of fraud, embezzlement or theft in the course of his or her employment or otherwise engaged in any intentional misconduct which is materially injurious to the Company's (or an Affiliate's) financial condition or business reputation;

b.   Committed intentional damage to the property of the Company (or an Affiliate) or committed intentional wrongful disclosure of Confidential Information (as defined in Section 5.2) which is materially injurious to the Company's (or an Affiliate's) financial condition or business reputation;

c.   Intentionally refused to perform the material duties of his or her position; or

d.   A material breach of this Agreement by Executive.

No act or failure to act on the part of Executive will be deemed "intentional" if it was due primarily to an error in judgment or negligence, but will be deemed "intentional" only if done or omitted to be done by Executive not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company (or an Affiliate).

The Company, acting in good faith, may determine that any termination by the Company is on account of Cause. The Company shall provide written notice to Executive, including a description of the specific reasons for the determination of Cause. Executive shall have the opportunity to present arguments and evidence on his or her behalf to the Chief Executive Officer. Following such presentation (or upon Executive's failure to appear) the Chief Executive Officer shall confirm that the actions or inactions of Executive constitute Cause hereunder.

3.4   Executive's Constructive Termination. Executive may terminate this Agreement and his or her employment hereunder on account of a Constructive Termination upon 30 days prior written notice to the Chief Executive Officer (or such shorter period as may be agreed upon by the parties hereto). In such event, the Company shall provide to Executive the compensation described in Section 3.1a hereof, payable not later than three days after his or her termination of employment and the following: (a) the additional amounts determined under Sections 3.1b and 3.1d hereof, payable in not more than two equal installments, one-half not later than 30 days after termination

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and the other one-half six months after such termination, and (b) the benefits described in Sections 3.1e and 3.1f hereof.

For purposes of this Agreement, "Constructive Termination" means:

a. A material reduction (other than a reduction in pay uniformly applicable to all similarly situated executives of the Company) in the amount of Executive's Base Compensation;

b. A material reduction in Executive's authority, duties or responsibilities from those contemplated in Section 1.1 of this Agreement; or

c. A material breach of this Agreement by the Company or its Affiliates.

No event or condition described in this Section 3.4 shall constitute a Constructive Termination unless (a) Executive promptly gives the Company notice of his or her objection to such event or condition, which notice may be provided orally or in writing to the Chief Executive Officer or his designee, (b) such event or condition is not corrected by the Company promptly after receipt of such notice, but in no event more than 30 days after receipt of notice, and (c) Executive resigns his or her employment with the Company (and all Affiliates) not more than 15 days following the expiration of the 30-day period described in subparagraph (b) hereof.

3.5   Termination by the Company, without Cause. The Company may terminate this Agreement and Executive's employment hereunder, without Cause, upon 30 days prior written notice to Executive (or such shorter period as may be agreed upon by Executive and the Chief Executive Officer). In such event, the Company shall provide to Executive the compensation described in Section 3.1a hereof, payable not later than three days after such termination, and the following additional amounts and/or benefits: (a) the amounts determined under Sections 3.1b and 3.1d hereof, payable in not more than two equal installments, one-half not later than 30 days after termination and the other one-half six months after such termination, and (b) the benefits described in Sections 3.1e and 3.1f hereof.

3.6   Termination by Executive. Executive may terminate this Agreement and his or her employment hereunder, other than on account of Constructive Termination, upon 30 days prior written notice to the Company or such shorter period as may be agreed upon by the Chief Executive Officer and Executive. In such event, the Company shall pay to Executive the compensation described in Section 3.1a hereof. Payment shall be made in the form of a single-sum not later than three days after such termination. No additional payments or benefits shall be due hereunder, except as may be provided under a separate plan, policy or program evidencing such compensation arrangement or benefit or as may be required by law.

3.7   Return of Property. Upon termination of this Agreement for any reason, Executive shall promptly return to the Company all of the property of the Company (and its Affiliates), including, without limitation, automobiles, equipment, computers, fax machines, portable telephones, printers, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information (as defined in Section 5.2 hereof) that is in the possession or under the control of Executive.

3.8   Consideration for Other Agreements. Executive acknowledges that all or a portion of the amount payable under Section 3.1d hereof is in addition to the amount otherwise due or payable under the Annual Incentive Compensation Plan on account of a separation from service and that the payment of such additional amount is intended to and shall constitute adequate consideration for the execution of such separate waivers or releases as the Company (or its Affiliates) may request Executive to execute in connection with the termination of his or her employment hereunder. Executive agrees that failure to execute any such waiver or release within the time requested by the Company shall result in the forfeiture of the additional amount payable under Section 3.1d hereof.

4. CHANGE IN CONTROL AND BUSINESS TRANSACTION

4.1   Definitions. The term "Change in Control" and "Business Transaction" shall have the meanings ascribed to them in the Cleco Corporation 2000 Long-Term Incentive Compensation Plan, as the same may be amended from time to time.

The term "Good Reason," when used herein, shall mean that in connection with a Change in Control:

a.   Executive's Base Compensation in effect immediately before such Change in Control is reduced or there is a significant reduction or termination of Executive's rights to any employee benefit in effect immediately prior to the Change in Control;

b.   Executive's authority, duties or responsibilities are significantly reduced from those contemplated in Section 1.1 hereof or Executive has reasonably determined that, as a result of a change in circumstances that significantly affects his or her employment with the Company (or an Affiliate), he or she is unable to exercise the authority, power, duties and responsibilities contemplated in Section 1.1 hereof;

c.   Executive is required to be away from his or her office in the course of discharging his or her duties and responsibilities under this Agreement significantly more than was required prior to the Change in Control; or

d.   Executive is required to transfer to an office or business location located more than 60 miles from the location he or she was assigned to prior to the Change in Control.

No event or condition described in this Section 4.1 shall constitute Good Reason unless (a) Executive gives the Company notice of his or her objection to such event or condition within a reasonable period after Executive learns of such event, which notice may be delivered orally or in writing to the Chief Executive Officer, (b) such event or condition is not promptly corrected by the Company, but in no event later than 30 days after receipt of such notice, and (c) Executive resigns his or her employment with the Company (and its Affiliates) not more than 60 days following the expiration of the 30-day period described in subparagraph (b) hereof.

4.2   Termination In Connection With a Change in Control. If a Change in Control occurs prior to the expiration of the Employment Term and at any time within the 60-day period preceding or 36-month period following such Change in Control, Executive's employment described herein is terminated by the Company, without Cause (as defined in Section 3.3 hereof), or Executive terminates his or her employment hereunder for Good Reason, then notwithstanding any provision of this Agreement to the contrary and in lieu of any compensation or benefits otherwise payable hereunder:

a.   The Company shall pay to Executive the compensation described in Section 3.1a in the form of a single-sum not later than three days after such termination.

b.   The Company shall pay an amount equal to three times Executive's "base amount," payable in the form of a single-sum not later than 30 days after such termination. For purposes of this agreement, "base amount" is defined as the Executive's current annual base compensation and target annual bonus.

c.   The Company shall provide the benefits described in Sections 3.1e and 3.1f.

d.   Vesting shall be accelerated, any restrictions shall lapse, and all performance objectives shall be deemed satisfied as to any outstanding grants or awards made to Executive under the 2000 Long-Term Incentive Compensation Plan and/or the 1990 Long-Term Incentive Compensation Plan. Executive shall be entitled to such additional benefits or rights as may be provided in the documents evidencing such plans or the terms of any agreement evidencing such grant or award.

e.   Executive shall be fully vested for purposes of any service or similar requirement imposed under the Supplemental Plan, regardless of the actual number of years of service attained by Executive; Executive shall be credited with an additional three years of age for purposes of determining his or her benefit percentage under the Supplemental Plan, but in no event shall such benefit percentage be less than 50%; and Executive shall be credited with an additional three years of age for purposes of determining any reduction taken with respect to benefits commencing before Executive's normal retirement date (as defined in such plan).

4.3   Business Transaction. If Executive's employment hereunder is terminated (other than on account of Cause as defined in Section 3.3 hereof) in connection with a Business Transaction, then notwithstanding any provision of this Agreement to the contrary, the Company shall pay or provide to Executive benefits as described in Section 4.2.

4.4   Tax Payment. If any payment to Executive pursuant to this Agreement or any other payment or benefit from the Company or an Affiliate in connection with a Change in Control or Business Transaction is subject to the excise tax imposed under Code Section 4999 or any similar excise or penalty tax payable under any United States federal, state, local or other law, the Company shall pay an amount to Executive such that, after the payment by Executive of all taxes on such amount, there remains a balance sufficient to pay such excise or penalty tax. Executive shall submit to the Company the amount to be paid under this Section 4.4, together with supporting documentation. If Executive and the Company disagree as to such amount, an independent public accounting firm agreed upon by Executive and the Company shall make such determination.

5. LIMITATIONS ON ACTIVITIES

5.1   Consideration for Limitation on Activities. Executive acknowledges that the execution of this Agreement and the payments described herein constitute consideration for the limitations on activities set forth in this Section 5, the adequacy of which is hereby expressly acknowledged by Executive.

5.2   Confidential Information. Executive recognizes and acknowledges that during the terms of his or her employment, he or she will have access to confidential, proprietary, non-public information concerning the Company and its Affiliates, which may include, without limitation, (a) books and records relating to operations, finance, accounting, personnel and management, (b) price, rate and volume data, future price and rate plans, and test data, (c) information related to product design and development, (d) computer software, customer lists, information obtained on competitors, and sales tactics, and (e) various other non-public trade or business information, including business opportunities, marketing or business diversification plans, methods and processes, and financial data and the like (collectively, the "Confidential Information"). Executive agrees that he or she will not at any time, either while employed by the Company or afterwards, make any independent use of, or disclose to any other person or organization (except as authorized by the Company or pursuant to court order) any of the Confidential Information.

5.3   Non-Solicitation. Executive agrees that during the one-year period commencing as of the date of voluntary termination by Executive (as described in Section 3.6 hereof) or the involuntary termination of Executive on account of Cause (as described in Section 3.3 hereof), he or she shall not, directly or indirectly, for his or her own benefit or on behalf of another or to the Principal Employer's detriment:

a.   Hire or offer to hire any of the Principal Employer's officers, employees or agents;

b.   Persuade or attempt to persuade in any manner any officer, employee or agent of the Principal Employer to discontinue any relationship with the Principal Employer; or

c. Solicit or divert or attempt to divert any customer or supplier of the Principal Employer.

The provisions of this Section 5.3 shall apply in the locations set forth on Exhibit A hereto, as the same may be amended from time to time. Executive acknowledges that the Principal Employer is presently doing business in such locations and that during the Employment Term Executive will be required to provide services to or for the benefit of the Principal Employer in such locations.

The parties agree that each of the foregoing prohibitions is intended to constitute a separate restriction. Accordingly, should any such prohibition be declared invalid or unenforceable, such prohibition shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing restrictions is reasonable in both time and geographic scope.

5.4 Business Reputation. Executive agrees that during his or her employment with the Company (and its Affiliates) and at all times thereafter, he or she shall refrain from performing any act, engaging in any conduct or course of action or making or publishing an adverse, untrue or misleading statement which has or may reasonably have the effect of demeaning the name or business reputation of the Company or its Affiliates or which adversely affects (or may reasonably adversely affect) the best interests (economic or otherwise) of the Company or an Affiliate.

5.5 Remedies. In the event of a breach or threatened breach by Executive of the provisions of Sections 5.2, 5.3 or 5.4 hereof, Executive agrees that the Company shall be entitled to a temporary restraining order or a preliminary injunction (without the necessity of posting bond in connection therewith) and that any additional payments or benefits due to Executive or his or her dependents under Sections 3 and 4 hereof shall be canceled and forfeited. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages from Executive.

6. MISCELLANEOUS

6.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

6.2 Enforcement of this Agreement. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Company that were required prior to the occurrence of a Change in Control or a Business Transaction, all costs, fees and expenses, including attorney fees, of any arbitration or other legal action in connection with such matters in which Executive substantially prevails, shall be borne by, and be the obligation of, the Company.

After a Change in Control or Business Transaction has occurred, Executive shall not be required to incur legal fees and the related expenses associated with the interpretation, enforcement or defense of Executive's rights under this Agreement by arbitration or otherwise. Accordingly, if, following a Change in Control or Business Transaction, the Company has failed to comply with any of its obligations under this Agreement or the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable or in any way reduces the possibility of collecting the amounts due hereunder, or institutes any action or proceeding designed to deny or to recover from Executive the benefits provided or intended to be provided under this Agreement, Executive shall be entitled to retain counsel of Executive's choice, at the expense of the Company, to advise and represent Executive in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any arbitration or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. The Company shall pay and be solely financially responsible for any and all attorneys' and related fees and expenses incurred by Executive in connection with any of the foregoing, without regard to whether Executive prevails, in whole or in part.

In no event shall Executive be required to reimburse the Company for any of the costs and expenses incurred by the Company relating to arbitration or other legal action in connection with this Agreement.

6.3   Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or Executive's employment or the termination thereof, including, but not limited to, any claim of discrimination under state or federal law, shall be resolved exclusively by binding arbitration in Alexandria, Louisiana (or such other location as may be agreed to by the parties), in accordance with the rules of the American Arbitration Association then in effect; provided, however, that in the event of a claimed violation of Section 5 hereof, the Company may seek injunctive or other relief specified in Section 5.5 hereof. Judgment may be entered on the arbitrator's award in any court having competent jurisdiction.

6.4   No Set-Off. There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payment to Executive provided for in this Agreement.

6.5   Assistance with Litigation. For a period of one year after the end of the last period for which Executive will have received any compensation under this Agreement, Executive will furnish such information and proper assistance as may be reasonably necessary in connection with any litigation in which the Company (or an Affiliate) is then or may become involved.

6.6   Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7   Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein.

6.8   Amendments. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

6.9   Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Louisiana applicable to contracts made to be performed wholly within such state.

6.10   Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by telecopier to a telecopier number given below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	**William G. Fontenot**
	5107 Bluebird Lane
	Alexandria, LA 71303
If to the Company:	Cleco Corporation
	2030 Donahue Ferry Road
	Pineville, LA 71360
	Telecopier: 318 484-7777
	Attention: Chief Executive Officer

or to such other addresses as a party may designate by notice to the other party.

6.11   Assignment. This Agreement will inure to the benefit of and be binding upon the Company, its Affiliates, successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company's assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined, and will inure to the benefit of and be binding upon Executive, his or her heirs, estate, legatees and legal representatives. If payments become payable to Executive's surviving spouse or other assigns and such person thereafter dies, such payment will revert to Executive's estate.

6.12   Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provisions was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

        6.13   **Withholding.** The Company (or an Affiliate) may withhold from any payment hereunder any federal, state or local taxes required to be withheld.

        6.14   **Survival.** Notwithstanding anything herein to the contrary, to the extent applicable, the obligations of the Company (and its Affiliates) under Sections 3 and 4, and the obligations of Executive under Sections 3 and 5, shall remain operative and in full force and effect regardless of the expiration of this Agreement.

        6.15   **Waiver.** The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

        6.16   **Delegation.** The Chief Executive Officer, in his discretion, may delegate to one or more executive officers of the Company or its Affiliates all or a portion of the power and authority granted to him or the Company hereunder. Such delegation shall be effective whether made orally or in writing.

        6.17   **Definition.** For purposes of this Agreement, "Affiliate" shall mean one or more subsidiaries or other entities with respect to which the Company owns (within the meaning of Section 425(f) of the Internal Revenue Code of 1986, as amended (the "Code")) 50% or more of the total combined voting power of all classes of stock or other equity interests.

THIS AGREEMENT is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as of the Effective Date designated above.

CLECO CORPORATION   **EXECUTIVE**

By: /s/ Catherine C. Powell   /s/ William G. Fontenot
    Catherine C. Powell   **William G. Fontenot**

Its: Senior V.P., Employee & Corporate Services Date: 6/19/03

Date: 12/17/2002

THIS AGREEMENT was reviewed and accepted by the Principal Employer, as of the date set forth below, to be effective as of the Effective Date designated above.


Cleco Corporation


By: /s/ Catherine C. Powell

Its: Sr. V.P. – Corporate Services

Date: 6/23/2003

CLECO CORPORATION
EXECUTIVE EMPLOYMENT AGREEMENT

EXHIBIT A

This Exhibit A is intended to form a part of that certain Executive Employment Agreement by and between Cleco Corporation, the Principal Employer and **William G. Fontenot**, first effective as of the Effective Date designated above (the "Agreement"). The parties agree that the proscriptions set forth in Section 5.3 thereof shall apply in the State of Louisiana, Parishes of:

Acadia
Allen
Avoyelles
Beauregard
Calcasieu
Catahoula
DeSoto
Evangeline
Grant
Iberia
Jefferson Davis
Lafayette
Natchitoches
Rapides
Red River
Sabine
St. Landry
St. Martin
St. Mary
St. Tammany
Vernon
Washington

Notwithstanding Section 6.8 of the Agreement, the Principal Employer shall possess the authority to amend this Exhibit A, from time to time, to eliminate parishes in which the Principal Employer is no longer doing business and to add parishes in which the Principal Employer is currently doing business, subject to Executive's consent, which shall not be unreasonably withheld.